Exhibit 99.1

Foresight Collaborates with a Leading Global Tier-One Automotive Supplier to Enhance Bus Safety with Advanced 3D Perception Technology

The parties will engage in a POC project to improve urban transit safety through precision curb detection system

Ness Ziona, Israel – May 14, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in three-dimensional (“3D”) perception systems, announced today the signing of an agreement for proof of concept (POC) project with a global Tier One automotive supplier to evaluate the effectiveness of its cutting-edge 3D perception system in measuring curb heights and distances in urban environments. The system will be used as an aftermarket Advanced Driver Assistance System (ADAS) on a select fleet of city buses.

The collaboration will evaluate Foresight’s advanced 3D perception system, based on stereovision technology, in real-world transit applications, specifically focusing on the system’s ability to accurately detect and measure curbstones at various distances. Foresight’s system is designed to provide drivers with enhanced situational awareness. This capability is crucial for improving safety during bus approach and departure from stops, potentially reducing accidents and enhancing accessibility for all passengers.

According to the October 2024 “Commercial Vehicle ADAS Market by Offering, Technology, Autonomous Driving Level, Application – Global Forecast 2025–2030” report by Research and Markets, the commercial vehicle ADAS market is expanding rapidly from $17.66 billion in 2023 to a projected $43.24 billion by 2030, growing at a compound annual growth rate (CAGR) of 13.64%. According to the report, ADAS for buses represents a key segment within this market, as public transportation providers increasingly prioritize safety, efficiency, and regulatory compliance. These technologies play a vital role in reducing accidents and operational costs. Market growth is driven by smart city initiatives and advancements in AI and sensor integration, creating substantial market opportunities for OEMs, fleet operators, and technology innovators.

The POC project is expected to begin in the second half of 2025. Upon successful completion, the parties intend to commercialize Foresight’s 3D perception system by 2028.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on “X” (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the advantages and benefits of Foresight’s system, market size, the timing of the POC project and the parties’ intent to commercialize the system by 2028. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654